Exhibit 99.1

Code of Business Conduct and Ethics

#mogolife

Who is this for?

The Code applies to all officers, employees, contractors, consultants (herein referred to as employees), advisors1, and members of the Board of Directors (“directors”).

Key Messages

•	We hired you for your talent and because you’re adults with diverse life experiences. In addition to your good judgment, we’ve provided this Code of Business Conduct and Ethics (the “Code”) to outline what we expect of employees during your working life at Mogo.
•	Making ethical choices as part of your day-to-day work helps build trust in our brand and helps us preserve all that is great about our culture.
•	All employees and directors are expected to abide by the Code and related policies and procedures.
•	We all have a role to play in identifying, preventing, stopping, and reporting behavior that is in breach of the Code.
•	At Mogo, we take pride in disrupting the status quo, especially when it comes to differentiating ourselves in the marketplace and delivering an exceptional customer experience:

o	Disrupting the market with a monthly free credit score = awesome.
o	Disrupting your colleagues with inappropriate or offensive conduct = unacceptable.

Private & Confidential – Property of Mogo Finance Technology Inc.

Revised: May 2018
Owner: People and Culture

Approver: Board of Directors

Prepared by: Legal and Compliance; People and Culture

1 Advisors in the context of the Code includes individuals who are paid in some form by Mogo to advise on general business matters.

Table of Contents

1.	Welcome to the Code		1
2.	Key Principles		2
	(a)	Abide by the Law	2
	(b)	Show Respect	4
	(c)	Protect the Confidentiality of Information	6
	(d)	Avoid Conflicts of Interest	7
	(e)	Use Systems in an Acceptable Manner	8
	(f)	Protect our Assets	9
	(g)	Be Inventive	10
	(h)	Follow Disclosure Practices	10
	(i)	Deal Fairly	11
	(j)	Be Loyal	11
3.	Code Governance		12
4.	Policy Update		13

1.	Welcome to the Code

Introduction

We hired you for your talent and because you’re adults with diverse life experiences. In addition to your good judgment, we’ve provided this Code of Business Conduct and Ethics (the “Code”) to outline what we expect of employees during your working life at Mogo.

The Code is one of many ways that we demonstrate our culture and values. Making ethical choices as part of your day-to-day work helps build trust in our brand and helps us preserve all that is great about our culture.

Mogo Finance Technology Inc., including its subsidiaries and affiliates (collectively, “Mogo”), is committed to sustaining a culture of honesty, integrity and accountability and providing a respectful workplace. Mogo conducts its business with high ethical standards and in accordance with applicable laws and regulations.

Statement of policy

Employees and directors must comply with applicable laws, rules, and regulations and are expected to engage in and promote honest and ethical conduct and abide by the policies and procedures that govern Mogo.

The responsibilities of each employee include helping to create and maintain a culture of high ethical standards and commitment to compliance and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns with management and promptly addressing employee concerns.

Mogo provides the Code to offer guidance in properly recognizing and resolving the legal and ethical issues that you may encounter while conducting business.

It is the responsibility of each employee and director to become familiar with the principles set out in the Code and to integrate them into every aspect of your work.

Speak up

We recognize that it can be difficult to stick your neck out when you see or suspect misconduct. Taking action is important and it reflects well on you when you speak up about anything that could harm Mogo or our team.

All employees and directors are expected to speak up if you see or suspect anything that violates the Code or any applicable law, rule or regulation. We each have a duty to report this information as follows:

•     Employees – notify the person you report to, the VP of People and Culture, or the Vice-President and General Counsel

•     Directors – notify the Chair of the Board of Directors or the Vice-President and General Counsel

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No one will be subject to retaliation because of a good faith report of suspected misconduct.

2.	Key Principles

The following key principles outline expected conduct under the Code. If in doubt, ask the person you report to before taking action.

(a)	Abide by the Law

Legally speaking

Let’s start with the legalese – made easy by our friends in the Legal Department.

•     Generally, if an action could harm Mogo, our customers or our team – don’t do it.

•     Maintain compliance with the letter and spirit of all laws governing the jurisdictions in which you perform your duties.

•     The Code does not cover all areas of law that might be encountered in our day-to-day business, or else you’d be reading this forever. The following areas, however, should be specifically noted.

Privacy

We’re committed to maintaining the accuracy, confidentiality, security, and privacy of the personal information of customers, suppliers and employees.

•     Employees who have access to personal information are expected to support our efforts to develop, implement and maintain procedures and policies designed to manage personal information.

•     “Curiosity killed the cat.” Only view information on other employees’ accounts in the regular course of business and as authorized by your job duties (e.g. if an employee requests assistance as a customer, fraud monitoring, etc.). The same holds true for customer information – you must have a legitimate business reason to access personal information.

Note:      For more information, see our Corporate Privacy Policy and our Staff MogoAccount Policy.

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Human Rights

We value the diversity of our employees, customers and suppliers and we’re committed to providing equal treatment in all aspects of the business.

•     Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical, visual, or otherwise. Mogo will not tolerate any conduct that is discriminatory or harassing or otherwise compromises an individual’s human rights.

•     Mogo is subject to provincial human rights legislation[2] which prohibits discrimination and harassment in employment on the grounds protected by the legislation.

•     We are committed to meeting the needs of people who face accessibility barriers. We accomplish this by identifying, removing and preventing barriers and by meeting the requirements of applicable accessibility and human rights legislation[3].

Note:     For more information, see our Anti-Harassment and Anti-Bullying Policy and our Accessibility Policy.

Health and Safety

We comply with applicable health and safety laws and regulations as part of our commitment to providing employees with a safe and healthy work environment.

•     Employees are expected to work in a safe manner with due regard for your personal safety as well as that of your co-workers and to report accidents, injuries, hazardous equipment, and unsafe practices.

•     Employees are prohibited from engaging in threats or violence of any kind.

Note:     For more information, see our Health and Safety Policy.

Environmental

At Mogo, we care about the environment and reducing our carbon footprint.

•     Mogo follows applicable environmental laws and regulations.

•     Employees are expected to support our efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment. This includes, but is not limited to using the appropriate recycling containers and limiting the use of paper.

2 In relation to provincial human rights legislation, Mogo is governed by the Human Rights Code (British Columbia), the Alberta Human Rights Act, the Human Rights Code (Manitoba), and the Human Rights Code (Ontario).

3 In relation to Accessibility legislation, Mogo is governed by the Accessibility for Manitobans Act (“AMA”) and the Accessibility for Ontarians with Disabilities Act (“AODA”)

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Securities

As a public company, we are committed to protecting security holder investments and expect all employees and directors to comply with the applicable reporting obligations and trading restrictions imposed by Mogo, any securities commission or stock exchange.

•     Employees and directors who are in possession of material information about Mogo must not trade in securities of Mogo until such information is generally publicly available (this includes not trading during blackout periods).

•     Providing inside information to others who are not authorized to have the information (“tipping”), who then trade on such information, is also strictly prohibited.

Note:      For more information, see our Insider Trading Policy and our Disclosure and Confidentiality Policy.

Competition

Competition laws are enacted to limit practices that are seen to impair the function of a free and open marketplace. A complete description of these laws is beyond the scope of the Code, however, they include:

•     price fixing

•     bid rigging

•     price discrimination

•     allocation of markets, and

•     boycotting of certain suppliers or customers.

Employees having regular dealings with customers and suppliers must become familiar with the laws applying to these practices as non-compliance can result in severe penalties being imposed on both Mogo and the individuals involved.

(b)	Show Respect

Contribute to a respectful workplace

We expect all employees to contribute to providing a safe, healthy and respectful workplace through your awareness of other people and the guidance we provide in formal policies.

Differences of opinion need to be handled like an adult. Talk to the person you have a problem with in a professional manner. If that doesn’t work, discuss the issue with the person you report to or the VP of People and Culture.

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No harassment, bullying or discrimination

Harassment, including sexual harassment, and bullying, is any behavior that demeans, humiliates, or embarrasses a person, and that a reasonable person should have known would be unwelcome. This extends to behaviour on social media channels.

•     At Mogo, there is no tolerance for harassment, bullying or discrimination.

•     If you are aware of a harassment or bullying situation that cannot be resolved directly with an individual, whether this is happening to you, another employee, or a customer, you have a responsibility to report it to the person you report to, the VP of People and Culture, or the Vice-President and General Counsel.

Note: For more information, refer to our Anti-Harassment and Anti-Bullying Policy.

Disrupt right

At Mogo, we take pride in disrupting the status quo, especially when it comes to differentiating ourselves in the marketplace and delivering an exceptional customer experience:

•     Disrupting the market with a monthly free credit score = awesome.

•     Disrupting your colleagues with inappropriate or offensive conduct = unacceptable.

Help us preserve Mogo as a great place to work. Just like we reduce friction points for customers, find appropriate ways to deal with any workplace friction you encounter.

Drugs and alcohol

We must not engage in the business of Mogo while under the influence of alcohol or illegal drugs. In relation to legal drugs, employees must be fit for work and able to fulfill their employment responsibilities. Mogo generally does not have a duty to accommodate recreational drug use. The use of legal drugs for medical reasons may be accommodated under certain circumstances.

•     Disclaimer! On occasion, Mogo sponsors or hosts parties, events or celebrations where alcohol is available (e.g. a champagne toast for major milestones or a beer at the end of the work week).

•     Do not consume alcohol to the point of inebriation – know your personal limit and stay within it.

•     If you partake in alcoholic beverages, choose a safe way home (e.g. taxi, Uber, designated driver, walk, or transit).

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Note: Certain business units may operate on a “no alcohol” policy during business hours given their ongoing contact with customers.

Social media

We love it when you act as brand ambassadors for Mogo.

•     We encourage you to be a part of the social media conversation and to have a positive influence when it comes to your connection to Mogo.

•     We provide coaching and guidelines to help you participate on social media in a manner that protects and promotes our reputation.

Note:      For more information, see our Social Media Guidelines.

(c)	Protect the Confidentiality of Information

Maintain confidentiality

During the normal course of business, employees and directors may have access to, among other things, sensitive, proprietary and non-public information regarding the customers of Mogo, suppliers, operations, strategic plans, financial affairs, employees, and trade secrets. We operate on a “need to know” basis, however as part of working in an open space environment, people may inadvertently overhear confidential information. Employees must not speculate, repeat, or gossip about confidential information to anyone, including family and friends.

•     Every employee has an obligation to protect this information and keep it in the strictest confidence, except when disclosure is explicitly authorized pursuant to the Disclosure and Confidentiality Policy or when disclosure is legally required.

•     Care must be taken in disposing of documents containing confidential information, such as shredding documents, before discarding.

•     Confidential information also includes any information relating to the business and affairs of Mogo that results in or would reasonably be expected to result in a significant change in the market price or value of any securities of Mogo or any information a reasonable investor would consider important in making an investment decision.

•     Employees must not use confidential information for their own advantage or profit.

•     An employee’s obligation to protect confidential information exists whether or not the information is explicitly labelled as being confidential and the obligation continues even after leaving the employ of the Mogo.

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Note: For more information, refer to our Disclosure and Confidentiality Policy and our Insider Trading Policy.

(d)	Avoid Conflicts of Interest

What is a conflict of interest?

Employees and directors have a duty of loyalty to Mogo and are therefore expected to always act in the best interests of the company.

•     A conflict arises when the personal interests or activities of an employee or director influence or have the potential to influence the exercise of his or her judgment in the performance of his or her duties.

•     Conflicts of interest and even the appearance of a conflict of interest may compromise the reputation of Mogo and must be avoided.

•     We respect your right to privacy in your personal activities and financial affairs. It is the responsibility of each employee to ensure that your personal conduct complies with the following principles, which are not intended to address every potential conflict situation.

•     Directors may refer to the Mandate of the Directors for their responsibilities as it relates to conflict of interest matters.

•     Although the principles outlined below refer only to employees, you are also expected to exercise care to avoid actual or potential conflicts of interest that may arise because of the activities of your immediate family members and other members of your household.

Employment or affiliation with a competitor, supplier or customer

Full-time employees may not act as directors, officers, employees, consultants, or agents of entities that compete directly with the business of Mogo or do business with us (such as customers, suppliers or business partners of Mogo) without the approval of the Corporate Governance, Compensation and Nominating Committee.

In addition, employees may not own, directly or indirectly, a beneficial interest in any of these entities unless an employee is making an investment in securities that are listed on a national or international securities exchange and the total value of the investment is less than five per cent of the aggregate value of the class of securities involved and the amount of the investment is not so significant that it could affect the employee’s business judgement on behalf of Mogo.

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Independent business ventures

Unless written permission is provided by the person you report to, you may not engage in independent business ventures or agree to perform services for other businesses if the activity will interfere with your devotion of time and effort to Mogo or otherwise affect your ability to work effectively.

Personal benefits, gifts, bribes and kickbacks

You may not use your position to derive or secure any personal, financial or other benefit for yourself or your relatives.

•     We may not solicit and/or accept any gift or favour from any competitor, supplier or customer except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

•     We must not accept gifts from potential vendors during a competitive bid process.

•     The offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction are strictly prohibited.

Reporting conflicts of interest

Each employee is required to promptly disclose any actual or potential conflict of interest to the person you report to or to the VP of People and Culture.

•     Any transaction, relationship or interest that reasonably could be expected to give rise to a conflict of interest should be reported.

(e)	Use Systems in an Acceptable Manner

Acceptable use

Our entire business model is based on the efficient use of technology. As employees of Mogo we must guard against the misuse of our systems and protect confidential and proprietary information.

•     The computer equipment, software, email, and internet services used at Mogo are for the purpose of conducting company business. Incidental and occasional personal use is permitted, but use for personal gain or any improper purpose is not permitted.

•     Do not forward non-company emails or open any attachments that could potentially harm your computer.

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•     Employees may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment.

•     Got junk? Sending junk mail hampers the ability of the systems to handle legitimate corporate business and is prohibited.

•     Employees’ messages (including voice mail) and computer information are considered company property. Unless prohibited by law, Mogo reserves the right to access and disclose this information as necessary for business purposes.

Note:     For more information, see our Acceptable Use Policy.

(f)	Protect our Assets

What are our assets?	Besides our talented team, the assets of Mogo include, but are not limited to: • information • equipment • office supplies • hardware • software • intellectual property, and • time.

How do we protect and use these assets?

All employees are expected to protect Mogo’s assets and ensure they are used for legitimate business purposes only.

•     Theft, carelessness and waste have a direct impact on the business and profitability.

•     Any suspected incidents of fraud or theft must be immediately reported to the Chief Risk Officer for investigation.

•     Mogo’s assets may not be used for personal benefit, nor may they be sold, borrowed or given away without proper authorization.

Note:     For more information, refer to our Information Security Policy and our Corporate Privacy Policy (internal).

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(g)	Be Inventive

Our brilliant ideas	Be inventive and know that Mogo is legally entitled to all rights in ideas, inventions and works of authorship relating to its business that are made by any employee during the scope of your employment or while using Mogo’s resources.

(h)	Follow Disclosure Practices

Disclosure practices and requirements

It is the policy of the Mogo to make full, fair, accurate, timely, and understandable disclosure in compliance with all applicable laws, rules and regulations in all reports and documents that the Mogo files with, or submits to, securities regulators and in all other public communications made by Mogo.

•     Management has the general responsibility for preparing such filings and other communications and must ensure that such filings and communications comply with all applicable laws, rules and regulations.

•     Employees must provide all necessary information to management when requested and must inform management if you become aware that any information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if you have information that would affect any filings or communications to be made in the future.

•     Mogo maintains accounting and internal control systems designed to provide reasonable assurance that our assets are safeguarded against loss and our financial records are reliable for preparing financial statements. No fraudulent or false entries are to be made for any reason in the books, records, or accounts of Mogo.

•     Additionally, employees are expected to prepare expense reports in an accurate and timely manner per our Expense Reimbursement Policy.

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(i)	Deal Fairly

Fair and square

Mogo competes vigorously in its business dealings but is committed to practices that are fair and honest. In this regard, employees are expected to respect the rights of, and deal fairly with, the employees, customers, suppliers, shareholders, business partners, regulators, and competitors of Mogo.

No employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice.

(j)	Be Loyal

When opportunity knocks	Employees and directors owe a duty to Mogo to advance its legitimate interests when an opportunity to do so arises. In this regard, you may not appropriate for your own use, or that of another person or organization, the benefit of any business venture or opportunity which you learned about during the course of your employment or directorship, unless it is first offered to Mogo and management decides not to pursue it.

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3.	Code Governance

Reporting requirements

Employees and directors are expected to report situations of non-compliance through the options provided within this Policy. If these options are exhausted, there is also the option to report the matter in accordance with the procedures set out in Mogo’s Whistleblower Policy.

•     No one will be subject to retaliation by Mogo for reporting, in good faith, a violation of the Code.

•     All reported violations will be promptly investigated and treated confidentially to the extent possible. All involved are expected to cooperate fully and be truthful in internal investigations of misconduct.

•     Should you be confronted with a situation where further guidance is required, the matter should be discussed with the person you report to, the VP, of People and Culture, or the Vice-President and General Counsel.

Approval and annual sign-off

The Code is reviewed at least annually by Management and approved annually by the Board of Directors.

The history of specific amendments and approvals is documented separately.

On an annual basis, all employees and directors are required to personally sign-off that you understand the continuing obligation to comply with this Code.

Compliance	All employees and directors must abide by the letter and spirit of this Policy.

Consequences of violations	Non-compliance with this Code and related policies, procedures and guidelines may without limitation to any legal action, result in disciplinary action, up to and including termination of employment.

Waivers	Any waiver of this Code for executive officers or directors of Mogo may be made only by the Board of Directors and must be disclosed to the shareholders of Mogo, along with the reasons for the waiver, in compliance with NASDAQ Listing Rule 5610.

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Related documentation	• Acceptable Use Policy; Anti-Harassment and Anti-Bullying Policy; Health and Safety Policy; Disclosure and Confidentiality Policy; Expense Reimbursement Policy; Information Security Policy; Insider Trading Policy; Staff MogoAccount Policy; Privacy Policy; Social Media Guidelines; Whistleblower Policy

4.	Policy Update

Mogo in its sole discretion may amend this Policy from time to time. Such amendments may be made without giving prior notice. All persons to whom this Policy applies are expected to continue to abide by the Policy as amended, and will be responsible for understanding or seeking clarification of any content outlined in this Policy and for familiarizing themselves with the most current version of this Policy, which will be posted to the employee intranet.

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